SVB WEALTH ADVISORY, INC
(A Wholly Owned Subsidiary of Silicon Valley Bank)
(SEC Identification No. 801-78209 and
8-70327)

Statement of Financial Condition

December 31, 2021

(With Independent Auditors' Report Thereon)

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SEC FILE NUMBER
8-70327

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SVB Wealth Advisory, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

505 Howard St
(No. and Street)

San Fransisco	CA	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dennis McCarron		jmccarron@svb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum, LLP
(Name – if individual, state last, first, and middle name)

10 Melville Park Rd	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES DENNIS MCCARRON _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SVB Wealth Advisory, Inc _____, as of _____3/25_____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SONDRA K KRIEG
Notary Public, Commonwealth of Massachusetts
My Commission Expires April 14, 2028

Notary Public

Signature: _____

Title: _____
Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SVB WEALTH ADVISORY, INC
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of SVB Wealth Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SVB Wealth Advisors, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Marcum LLP

Deerfield, IL
March 30, 2022



Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

SVB WEALTH ADVISORY, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2021

Assets

Cash held with related party	$	5,936,761
Cash held at other institutions		6,132,781
Cash and cash equivalents		12,069,542
Prepaid expenses		705,696
Restricted cash		250,000
Premises and equipment, net of accumulated depreciation of $120,702		1,414
Deferred tax asset, net		205,547
Receivable from related party, net		672,150
Other		40,494
Total assets	$	13,944,843

Liabilities and Stockholder's Equity

Liabilities:		
Accrued liabilities	$	4,418,206
Total liabilities		4,418,206
Stockholder's equity:		
Common stock, $0.001 par value, 1,000 shares authorized;		
1,000 shares issued and outstanding		1
Additional paid-in capital		48,632,924
Accumulated deficit		(39,106,288)
Total stockholder's equity		9,526,637
Total liabilities and stockholder's equity	$	13,944,843

See accompanying notes to financial statements.

(1)   Organization and Summary of Significant Accounting Policies

SVB Wealth Advisory, Inc. (the "Company") is a wholly owned subsidiary of Silicon Valley Bank (the "Bank"), which is a wholly owned subsidiary of SVB Financial Group (the "Parent"). The Company is incorporated in the state of Delaware. The Company's business includes distribution of investment products and services, as a Securities Exchange Commission ("SEC") Registered Investment Advisor. The Company is registered with the Financial Industry Regulatory Authority (FINRA) as a broker-dealer offering investment products and services.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the "Securities Act"), Registered with the SEC as a Registered Investment Advisor under the Investment Advisors Act of 1940 ("Advisors Act") and is subject to the regulations pertaining to the Securities Act and Advisors Act. The Company is registered in 43 states including the District of Columbia. The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Act. The Company clears all securities transactions through a third party clearing broker on a fully disclosed basis.

(a)   Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Estimates may change as new information is obtained.

(b)   Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(c)   Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of cash balances due from banks and money market deposit accounts. The Company maintains $250,000 in a restricted cash escrow account with its third-party clearing broker as required by the SEC Uniform Net Capital Rule 15c3-1 for minimum capital requirements.

(d) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not earn interest. The allowance for doubtful account is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. Each receivable over 90 days is individually reviewed for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged off any receivables in the 12 month period ended December 31,2021 and there is no balance in the allowance for doubtful accounts as of December 31, 2021.

(e) Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Furniture and equipment	7 years
Computer software	3 - 7 years
Computer hardware	3 - 5 years

The Company capitalizes the costs of computer software developed or obtained for internal use, including costs related to developed software, purchased software licenses and certain implementation costs.

(f) *Income Taxes*

The Company records income taxes as if the Company were to file a separate tax return on a modified stand-alone basis for federal and state income tax purposes. The Company's results are included in the consolidated federal income tax return and state returns of the Parent and its subsidiaries. The Company is subject to a taxsharing agreement that requires the Company to pay its federal and state tax liability periodically. The Company expects to be refunded for net operating losses or other tax attributes when those tax assets are realized by the consolidated group, even if the Company would not otherwise have realized the attributes on a stand-alone basis. Consequently, when the benefit of the Company's net operating loss (or other current or deferred tax asset) is utilized or expected to be utilized by the Parent, the Company will reflect an income tax benefit and receivable from related party in its separate company financial statements. Amounts for the current period are based upon estimates and assumptions as of December 31, 2021 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current period changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company has adopted the recognition requirements for uncertain income tax positions as required by FASB ASC 740, *Income Taxes*. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed the tax positions taken in its filings with the Internal Revenue Service and state jurisdictions where it operates. The Company believes that its income tax filing positions taken in the returns represent highly certain positions and are supported by clear and unambiguous tax laws for which the benefit will be sustained upon audit. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2021.

(2)   Income Taxes

The tax effects of temporary differences that gave rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, 2021 primarily related to the company's depreciation, which is partially offset by compensation accruals. The net deferred tax Asset is $205,547 as of December 31, 2021.

In accordance with ASC 740-10-45-25, the Company has elected to record interest accrued and penalties related to unrecognized tax benefits within the operating expenses. As of December 31, 2021, the Company had not accrued any interest or penalties related to unrecognized tax benefits. The Parent is subject to Federal income tax assessment for years beginning 2018 and California income tax assessment for years beginning in 2017, respectively.

The Parent files income tax returns in Federal and California state jurisdictions. The Parent is currently under examination by California state jurisdiction for years 2013-2016.

Management believes that, based on available evidence, both positive and negative, it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance has been established as of December 31, 2021.

(3)   Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis.

At December 31, 2021, the Company had a net receivable from the Bank and affiliates of net $672,150 related to these expense and taxes receivable (see note 1(g)) as follows:

Receivable from Bank and affiliates	$	896,792
Payable to Bank and affiliates		(224,642)
Receivable from Bank and affiliates, net	$	672,150

The Company maintains noninterest-earning cash accounts with the Bank, which totaled $5,936,761 as of December 31, 2021.

(4)   Commitments and Contingencies

(a)   Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2021.

(b)   Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company operates under the Alternative Standard which requires it to keep a minimum amount of net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined in the customer protection rule. The Company does not have any debit items for the year ended December 31, 2021.

As of December 31, 2021, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $3,399,141, which was $3,149,141 in excess of its required net capital of $250,000.

(5)   Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk.

(b) Credit Risk

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

(6)   Subsequent Events

The Company has evaluated all material subsequent events through March 30, 2022 and determined there are no events that require disclosure.